Exhibit 99.3.1
PRO FORMA VALUATION UPDATE REPORT
NORTHFIELD BANCORP, INC.
Staten Island, New York
PROPOSED HOLDING COMPANY FOR:
NORTHFIELD BANK
Staten Island, New York
Dated As Of:
July 16, 2010

Prepared By:
RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988
July 16, 2010
Boards of Directors
Northfield Bancorp, MHC
Northfield Bancorp, Inc.
Northfield Bank
581 Main Street, Suite 810
Woodbridge, New Jersey 07095
Members of the Boards of Directors:
          At your request, we have completed and hereby provide an updated independent appraisal (the “Update”) of the estimated pro forma market value of the common stock to be issued by the newly formed Northfield Bancorp, Inc., Woodbridge, New Jersey (“Northfield” or the “Company”), in connection with the mutual-to-stock conversion of Northfield Bancorp, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 56.6% of the common stock (the “MHC Shares”) of the mid-tier holding company for Northfield Bank, Staten Island, New York (the “Bank”). The remaining 43.4% of the mid-tier holding company’s common stock is owned by public stockholders. The existing mid-tier holding company, which completed its initial public stock offering in November 2007, owns 100% of the common stock of the Bank. It is our understanding that Northfield will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Employee Plans, Supplemental Eligible Account Holders and Other Depositors. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering, to Northfield’s public stockholders, and in a syndicated offering to the public at large. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of the mid-tier holding company will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.
          This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which has been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).
          Our Original Appraisal report, dated May 14, 2010 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
July 16, 2010

          This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Northfield’s financial condition, including financial data through March 31, 2010; (2) an updated comparison of Northfield’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the Original Appraisal through July 16, 2010,
          On June 4, 2010, the respective Boards of Directors of the MHC, the mid-tier holding company and the Bank adopted a Plan of Conversion and Reorganization of the Mutual Holding Company (the “Plan of Conversion”), pursuant to which the MHC will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) newly formed Northfield will be organized as a stock subsidiary of the mid-tier holding company, (ii) the MHC will merge with and into the mid-tier holding company (the “MHC Merger”) with the mid-tier holding company being the survivor, and the MHC Shares will be cancelled; (iii) the mid-tier holding company will merge with the newly formed Northfield (the “Mid-Tier Merger”) with Northfield as the resulting entity and Bank becoming a wholly-owned subsidiary of Northfield; and (iv) immediately after the Mid-Tier Merger, newly formed Northfield will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank’s community and shareholders of the mid-tier holding company and others in the manner and subject to the priorities set forth in the Plan of Conversion. The Company will also issue shares of its common stock to the public stockholders of the mid-tier holding company pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Northfield common stock as owned immediately prior to the conversion.
Limiting Factors and Considerations
          The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Northfield immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step offering.
          RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Northfield as of June 30, 2010, the date of the recent developments. The proposed exchange ratio to be received by the current public stockholders of Northfield and the exchange of the public shares for newly issued shares of Northfield common stock as a full public company was determined independently by the Boards of Directors of the MHC, Northfield and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.
          This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Northfield, management policies, and current

Boards of Directors
July 16, 2010

conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Northfield’s stock offering.
Discussion of Relevant Considerations
     1. Financial Results
          Table 1 presents summary balance sheet and income statement data through June 30, 2010, as well as comparable data for the period ending March 31, 2010, as set forth in the Original Appraisal. The Company’s recent developments did not reflect any significant changes in financial condition or operating results compared to the March 31, 2010 financial data utilized in the Original Appraisal.
          Growth Trends. From March 31, 2010 to June 30, 2010, the Company recorded growth in total assets, which reflected expansion of both the loan and investments portfolios. Specifically, the Company’s assets increased to $2.2 billion, which reflected 5.2% growth. The increase in total assets was the result of loan growth, which increased by $34.0 million or 4.7%, and expansion of the cash and investment securities portfolio, which increased by $63.0 million or by 4.9%. Asset growth was funded primarily by expanded utilization of borrowed funds, which increased by 21.6% as the Company’s balance of deposits diminished by 0.9%. Equity increased by $3.4 million to equal $399.7 million, or 18.10% of assets. The majority of the increase in equity was attributable to net income equal to $4.2 million for the three months ended June 30, 2010, net of dividends paid to minority stockholders.
          Loan Receivable. Loans receivable increased from $720.1 million, as of March 31, 2010, to $754.0 million, as of June 30, 2010, reflecting a 4.7% increase. The proportion of loans to assets also increased to 34.2% of assets as of June 30, 2010. As discussed in the Original Appraisal, loan growth has been focused in the non-residential portfolio as the concentration of commercial real estate and multi-family loans has continued to increase.
          Cash, Investments and Mortgage-Backed Securities. The portfolio of investments and mortgage-backed securities (“MBS”) remains the most significant component of the Company’s asset base and increased based on updated financial information. As of June 30, 2010, the Company maintained $1.3 billion of investment securities as available-for-sale (“AFS”) and $5.8 million of investment securities as held-to-maturity. The AFS portfolio had a net unrealized gain of $17.4 million at that date. The investment portfolio composition continues to consist of MBS, corporate bonds GSE bonds, and a small balance of equity investments. The Company also maintains a small balance of cash and cash equivalents which totaled $28.9 million, equal to 1.3% of total assets as of June 30, 2010.
          Funding Structure. Deposit balances decreased by $12.2 million over the three months ended June 30, 2010, to equal $1.4 billion, or 62.5% of total assets. Repurchase agreements and FHLB advances constitute the primary source of borrowings utilized by the Company and increased over the quarter to $356.3 million, equal to 16.1% of assets.

Boards of Directors
July 16, 2010

Table 1
Northfield Bancorp, Inc.
Recent Financial Data

	At March 31, 2010		At June 30, 2010
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$2,097,803	100.00%	$2,208,165	100.00%
Cash and cash equivalents	$50,811	2.42%	$28,862	1.31%
Trading securities	$3,706	0.18%	$3,515	0.16%
Securities available for sale	$1,216,195	57.97%	$1,301,727	58.95%
Securities held-to-maturity	$6,220	0.30%	$5,830	0.26%
Loans receivable, net	$720,079	34.33%	$754,035	34.15%
Bank owned life insurance	$44,174	2.11%	$54,688	2.48%
FHLB stock	$5,026	0.24%	$8,119	0.37%
Intangible assets	$16,318	0.78%	$16,274	0.74%
Deposits	$1,392,905	66.40%	$1,380,695	62.53%
Borrowings	$293,060	13.97%	$356,333	16.14%
Equity	$396,286	18.89%	$399,739	18.10%
Tangible equity	$379,968	18.11%	$383,465	17.37%

	12 Months Ended		12 Months Ended
	March 31, 2010		June 30, 2010
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$86,093	4.40%	$87,112	4.28%
Interest Expense	$(27,714)	-1.42%	$(26,653)	-1.31%

Net Interest Income	$58,379	2.98%	$60,459	2.97%
Provision for Loan Losses	$(9,324)	-0.47%	$(9,023)	-0.44%

Net Interest Income after Provisions	$49,055	2.51%	$51,436	2.53%

Other Operating Income	$4,663	0.24%	$4,769	0.23%
Operating Expense	$(35,593)	-1.82%	$(34,989)	-1.71%

Net Operating Income	$18,125	0.93%	$21,216	1.05%

Net Non-Operating Income	$1,484	0.08%	$1,720	0.08%

Net Income Before Tax	$19,609	1.00%	$22,936	1.13%
Income Taxes	$(6,889)	-0.35%	$(8,152)	-0.40%

Net Income (Loss)	$12,720	0.65%	$14,784	0.73%

Core Net Income (Loss)	$11,830	0.60%	$13,752	0.68%

Source: Northfield Bancorp’s Prospectus and RP Financial calculations.

Boards of Directors
July 16, 2010

          Equity. Total equity increased by $3.5 million over the three months ended June 30, 2010, and equaled $399.7 million, or 18.10% of total assets. Growth in the capital balance was the result of strengthening earnings as well favorable changes in the accumulated comprehensive income balance net of the impact of dividends paid to shareholders and the impact of share repurchases completed prior to the announcement of the second step conversion. The Company maintained a small balance of goodwill and core deposit intangible from a 2002 acquisition, accordingly, the Company’s tangible capital was modestly lower than reported equity, equal to 383.5 million, or 17.37% of assets as of June 30, 2010.
          Asset Quality. Total non-performing assets increased modestly, from $51.6 million (2.46% of assets) as of March 31, 2010, to $54.7 million (2.48% of total assets) as of June 30, 2010. The increase reflects the impact in an increase in the non-accruing loan balance which was partially offset by reductions in the balance of accruing loans 90 days or more past due and to a slight decline in the balance of real estate owned (“REO”). Total allowances for loan and lease losses (“ALLLs”) increased to $18.8 million as of June 30, 2010, from $17.1 million as of March 31, 2010, and equaled 2.44% of gross loans and 35.40% of non-performing loans.
          Income and Expense Trends. The Company’s earnings increased relative to the level reflected in our Original Appraisal, fueled by growth in net interest income, as Northfield’s interest expenses diminished more rapidly than interest income while operating expenses also diminished modestly. Details with respect to changes in the Company’s earnings are more fully explained below.
          Net Interest Income. The Company’s net interest income increased as interest income increased and interest expense decreased. For the 12 months ended June 30, 2010; the Company’s net interest income totaled $60.5 million (2.97% of average assets), which reflects an increase from a level of $58.4 million (2.98% of average assets), reported for the 12 months ended March 31, 2010. As noted above, net interest income has been the primary driver in the Company’s recent earnings growth as interest expenses have diminished more rapidly than interest income in the low interest rate environment.
          Loan Loss Provisions. Provision for loan losses decreased modestly from $9.3 million, or 0.47% of average assets for the twelve months ended March 31, 2010, to $9.0 million, or 0.44% of average assets for the twelve months ended June 30, 2010. The lower level of loan loss provisions based on updated financial data was primarily owing to slower growth in the level of non-performing loans in the June 30, 2010 quarter, relative to the same quarter in 2009.
          Other Operating Income. Other operating income for the most recent 12 months was relatively unchanged in comparison to the level reported in the Original Appraisal, and equaled $4.8 million (0.23% of average assets) for the twelve months ended June 30, 2010 versus $4.7 million reported for the twelve months ended March 31, 2009.
          Operating Expenses. The Company’s operating expenses diminished modestly based on updated financial data, contrary to the long term growth trend noted in the Original Appraisal. Specifically, the Company’s operating expenses equaled $35.0 million (1.71% of average assets) for the twelve months ended June 30, 2010, versus $35.6 million (1.82% of average assets) for the twelve months ended March 31, 2010. As discussed in the Original Appraisal, the Company’s relatively low operating expense ratio is supported by a current operating

Boards of Directors
July 16, 2010

strategy including a concentration of investment securities and higher balance commercial real estate and multi-family loans that limit staffing needs relative to total asset size.
          Non-Operating Income/Expense. For the most recent twelve month period, net non-operating income totaled $1.7 million (0.08% of average assets), and consisted of two components as follows: (1) gains on the sale of securities totaling $1.7 million; and (2) an OTTI expense of $176,000. By comparison, net non-operating expenses consisted of these same components for the twelve months ended March 31, 2010, and totaled $1.5 million, equal to 0.08% of average assets.
          Taxes. The Company’s tax rate approximated 35.5% for the 12 months ended June 30, 2010, in comparison to the 35.1% effective tax rate for the 12 months ended March 31, 2010.
          Efficiency Ratio. The Company’s efficiency ratio decreased slightly, from 56.6% for the 12 months ended March 31, 2010, to 53.6% for the 12 months ended June 30, 2010, reflecting the previously noted improvement in core earnings. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.
     2. Peer Group Financial Comparisons
          Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group identified in the Original Appraisal and all publicly-traded savings institutions.
          Financial Condition. In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a lower level of loans (34.2% of assets for the Company versus 62.5% for the Peer Group on average) and a higher level of MBS and investments (59.4% for the Company versus 29.6% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group as well.
          The Company’s net worth ratio of 18.1% of assets remains well above the Peer Group average ratio of 14.0% even on a pre-offering basis. With the infusion of the net conversion proceeds, the Company’s pro forma equity-to-assets ratio should further exceed the Peer Group’s equity-to-assets ratio on both a reported and tangible capital basis.
          The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s comparatively faster growth is attributable to efforts to expand lending and leverage its equity, particularly following the completion of the minority stock issuance in 2007. The Company’s stronger loan growth (16.8% increase versus growth of 6.7% for the Peer Group on average) reflects the recent efforts to expand the loan portfolio, particularly in the area of non-residential mortgage lending. At the same time, the cash and investment portfolio increased by 16.4% which modestly outpaced the Peer Group average of 3.7%. Deposit growth was material for both the Company and the Peer Group over the most recent twelve month period in comparison to the change in borrowings, which increased by 3.1% for the Company and shrank by 3.6% for the Peer Group on average.

Boards of Directors
July 16, 2010

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
Comparable Institution Data As of March 31, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS† Cash &			Borrows.	Net	Tng Net
	Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Req.Cap.
Northfield Bancorp, Inc.
June 30, 2010	1.3%	59.4%	2.5%	34.2%	62.5%	16.1%	0.0%	18.1%	0.7%	17.4%	16.80%	16.41%	16.78%	24.37%	3.13%	2.45%	2.62%	13.91%	13.91%	28.55%

All Public Companies
Averages	5.2%	20.7%	1.4%	67.7%	72.3%	14.6%	0.5%	11.5%	0.9%	10.6%	4.03%	12.91%	1.30%	9.53%	-16.65%	2.26%	2.67%	10.62%	10.52%	17.19%
Medians	4.2%	18.2%	1.4%	68.8%	72.6%	12.9%	0.0%	10.2%	0.0%	9.4%	2.45%	8.11%	-0.67%	6.78%	-13.11%	1.49%	1.87%	9.50%	9.40%	14.74%

State of NU
Averages	3.0%	26.6%	1.4%	64.7%	70.2%	16.4%	0.2%	12.2%	0.9%	11.3%	8.62%	13.03%	4.90%	14.45%	-7.25%	3.50%	3.35%	11.67%	11.67%	23.09%
Medians	2.5%	24.0%	1.6%	69.0%	70.0%	14.1%	0.0%	12.1%	0.0%	9.9%	8.24%	11.78%	3.79%	9.89%	-6.46%	2.31%	3.49%	10.95%	10.95%	18.00%

Comparable Group
Averages	1.6%	29.6%	1.6%	62.5%	61.8%	22.7%	0.6%	14.0%	1.9%	12.1%	8.66%	3.72%	6.66%	16.35%	-3.63%	7.20%	6.53%	14.29%	13.70%	25.35%
Medians	1.4%	24.3%	1.6%	67.9%	62.8%	22.2%	0.4%	14.6%	1.0%	10.4%	1.79%	2.83%	-0.92%	9.88%	-8.72%	3.26%	4.23%	13.61%	11.52%	21.03%

Comparable Group
BRKL Brookline Bancorp, Inc. of MA	2.7%	12.8%	0.0%	81.2%	62.7%	17.6%	0.0%	18.6%	1.7%	16.9%	0.58%	-8.05%	2.28%	13.13%	-28.25%	1.21%	1.66%	15.70%	15.70%	NA
DNBK Danvers Bancorp, Inc. of MA	2.6%	24.2%	1.4%	67.0%	75.9%	10.2%	1.2%	11.8%	1.4%	10.4%	41.24%	25.44%	44.47%	54.35%	-2.53%	25.83%	11.01%	11.52%	11.52%	16.60%
ESBF ESB Financial Corp. of PA	0.8%	57.5%	1.5%	34.2%	50.1%	37.9%	2.4%	8.6%	2.2%	6.4%	-1.33%	-1.10%	-2.77%	9.63%	-14.20%	12.87%	18.59%	NA	NA	NA
ESSA ESSA Bancorp, Inc. of PA	2.6%	24.5%	1.4%	68.8%	45.6%	36.4%	0.0%	16.9%	0.0%	16.9%	0.77%	7.72%	-2-26%	20.83%	-14.35%	-5.54%	-5.54%	NA	NA	NA
FFIC Flushing Financial Corp of NY	0.6%	18.1%	1.7%	76.9%	67.6%	22.0%	0.8%	8.8%	0.4%	8.4%	2.82%	-10.49%	6.20%	8.04%	-13.91%	19.02%	20.38%	NA	NA	NA
NAL New Alliance Bancshares, Inc of CT	1.9%	31.2%	1.6%	55.8%	59.5%	22.3%	0.2%	17.0%	6.6%	10.4%	0.03%	2.83%	-3.16%	8.42%	-18.21%	3.43%	6.81%	NA	11.34%	21.03%
OCFC OceanFirst Financial Corp. of NJ	0.9%	19.7%	1.8%	74.7%	62.8%	26.8%	1.3%	8.5%	0.0%	8.5%	14.92%	nm	-0.61%	5.15%	46.61%	18.32%	18.32%	NA	NA	NA
PBNY Provident NY Bancorp, Inc. of NY	1.3%	32.5%	1.7%	55.8%	68.4%	16.1%	0.0%	14.4%	5.6%	8.8%	-0.63%	4.24%	-4.29%	-0.09%	-3.54%	0.23%	1.17%	9.28%	9.28%	NA
UBNK United Financial Bancorp of MA	1.5%	20.6%	1.9%	72.3%	70.4%	13.5%	0.5%	14.8%	0.5%	14.3%	21.68%	0.17%	27.95%	33.93%	-3.51%	3.09%	-0.63%	NA	NA	NA
WFD Westfield Financial Inc. of MA	1.4%	54.6%	3.3%	38.3%	55.1%	23.7%	0.0%	20.5%	0.0%	20.5%	6.58%	12.74%	-1.23%	10.07%	15.57%	-6.45%	-6.45%	20.65%	20.65%	38.41%
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has bean obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
July 16, 2010

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
Comparable Institution Data For the 12 Months Ended March 31, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
					Loss	Nil				Total								MEMO:	MEMO:
	Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
	Income	Income	Expense	Nil	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate
Northfield Bancorp, Inc.
June 30, 2010	0.73%	4.28%	1.31%	2.97%	0.44%	2.53%	0.00%	0.00%	0.23%	0.23%	1.70%	0.01%	0.08%	0.00%	4.54%	1.77%	2.77%	$9,929	35.13%

All Public Companies
Averages	-0.07%	4.81%	1.88%	2.93%	0.91%	2.03%	0.03%	-0.07%	0.83%	0.79%	2.75%	0.07%	-0.02%	0.03%	5.14%	2.16%	2.98%	$5,995	31.45%
Medians	0.25%	4.85%	1.81%	2.97%	0.49%	2.30%	0.00%	-0.01%	0.57%	0.55%	2.66%	0.00%	0.00%	0.00%	5.12%	2.15%	3.02%	$4,705	31.81%

State of NU
Averages	0.26%	4.66%	1.95%	2.71%	0.41%	2.30%	0.00%	-0.01%	0.33%	0.33%	1.93%	0.01%	-0.07%	0.00%	5.04%	2.30%	2.74%	$10,305	30.33%
Medians	0.45%	4.68%	1.85%	2.77%	0.36%	2.30%	0.00%	0.00%	0.27%	0.27%	2.06%	0.00%	-0.06%	0.00%	5.07%	2.25%	2.78%	$6,876	32.44%

Comparable Group
Averages	0.62%	4.77%	1.83%	2.94%	0.28%	2.66%	0.02%	-0.02%	0.52%	0.52%	2.18%	0.03%	0.01%	0.00%	5.07%	2.15%	2.92%	$7,570	26.48%
Medians	0.60%	4.86%	1.74%	3.03%	0.27%	2.64%	0.00%	0.00%	0.57%	0.56%	2.29%	0.02%	0.01%	0.00%	5.10%	2.15%	3.03%	$6,870	27.85%

Comparable Group
BRKL Brookline Bancorp, Inc. of MA	0.87%	5.21%	1.81%	3.39%	0.31%	3.08%	0.00%	0.00%	0.10%	0.09%	1.66%	0.05%	0.03%	0.00%	5.38%	2.25%	3.13%	$11,230	39.31%
DNBK Danvers Bancorp, Inc. of MA	0.39%	4.91%	1.67%	3.23%	0.27%	2.96%	0.01%	-0.04%	0.50%	0.46%	2.92%	0.05%	-0.01%	0.00%	5.17%	1.92%	3.25%	$6,599	4.06%
ESBF ESB Financial Corp. of PA	0.60%	4.62%	2.58%	2.04%	0.05%	1.99%	0.00%	0.00%	0.19%	0.19%	1.31%	0.02%	-0.07%	0.00%	4.97%	2.85%	2.13%	$7,460	17.08%
ESSA ESSA Bancorp, Inc. of PA	0.53%	4.90%	2.10%	2.79%	0.18%	2.61%	0.05%	-0.11%	0.72%	0.65%	2.53%	0.00%	0.06%	0.00%	5.09%	2.58%	2.51%	$5,948	27.49%
FFIC Flushing Financial Corp of NY	0.66%	5.59%	2.63%	2.96%	0.48%	2.48%	0.08%	0.00%	0.28%	0.37%	1.56%	0.01%	-0.15%	0.00%	5.83%	2.90%	2.93%	$12,562	36.76%
NAL New Alliance Bancshares, Inc of CT	0.60%	4.28%	1.80%	2.48%	0.22%	2.26%	0.02%	0.00%	0.65%	0.66%	1.90%	0.10%	0.02%	0.00%	4.78%	2.20%	2.58%	$8,081	34.03%
OCFC OceanFirst Financial Corp. of NJ	0.81%	4.86%	1.40%	3.46%	0.36%	3.11%	0.01%	0.00%	0.68%	0.70%	2.48%	0.00%	0.08%	0.00%	5.11%	1.55%	3.56%	$5,596	34.15%
PBNY Provident NY Bancorp, Inc. of NY	0.83%	4.17%	1.06%	3.11%	0.44%	2.66%	0.00%	0.00%	0.74%	0.74%	2.68%	0.07%	0.51%	0.00%	4.63%	1.26%	3.37%	$5,478	26.35%
UBNK United Financial Bancorp of MA	0.40%	4.85%	1.58%	3.27%	0.24%	3.03%	0.00%	0.00%	0.93%	0.93%	2.67%	0.00%	-0.28%	0.00%	5.11%	1.91%	3.20%	$5,603	28.21%
WFD Westfield Financial Inc. of MA	0.47%	4.32%	1.62%	2.71%	0.27%	2.43%	0.00%	-0.03%	0.41%	0.38%	2.10%	0.00%	-0.09%	0.00%	4.64%	2.11%	2.53%	$7,141	17.38%
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

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July 16, 2010

          Equity growth for the Company continued to be moderate for the most recent twelve month period, equal to 2.5%, and thus remained below the Peer Group average. As discussed in the Original Appraisal, the Peer Group’s equity growth is a result of profitable operations and a limited number of corporate transactions completed by Peer Group companies. The Company’s post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially continue to slow the Company’s capital growth rate in the longer term following the stock offering.
          Income and Expense Trends. Overall, the relationships between the components of the Company’s earnings and the Peer Group’s earnings did not change significantly since the date of the Original Appraisal. Northfield and the Peer Group reported net income to average assets ratios of 0.73% and 0.62%, respectively, based on updated financial data. Higher levels of non-interest operating income and lower loan loss provisions continued to represent earnings advantages for the Peer Group, while lower operating expenses and slightly higher net interest income represented earnings advantages for the Company. Non-operating gains continued to have a slightly positive impact on the respective earnings of the Company and the Peer Group.
          The Company’s net interest income ratio of 2.97% of average assets continued to slightly exceed the Peer Group average of 2.94% reflecting its higher asset yields, yet higher cost of funds. In this regard, the Company continued to report a lower interest income ratio resulting from a lower overall yield earned on interest-earning assets (4.54% versus 5.07% for the Peer Group), the result of the concentration of lower yielding cash and investments in the Company’s balance sheet. At the same time, the Company continues to report a lower interest expense ratio which is supported by a lower cost of funds (1.77% versus 2.15% for the Company).
          Non-interest operating income remains a comparatively modest contributor to Northfield’s earnings relative to the Peer Group, at 0.23% and 0.52% of average assets for the Company and the Peer Group, respectively. As discussed in the Original Appraisal, the Company’s fee income has been relatively limited as the Company has limited its diversification into areas that generate revenues from non-interest sources
          The Company’s operating expense ratio diminished modestly since the Original Appraisal and remains at an advantage in comparison to the Peer Group, based on operating expense ratios of 1.70% and 2.18%, respectively. Northfield operates with a lower operating expense ratio than the Peer Group reflecting both the concentration of cash and investments and commercial real estate lending emphasis which generally are relatively high balance loans and, thus, tend to be less costly to originate and service compared to a similarly sized portfolio of smaller balance 1-4 family loans. Accordingly, consistent with the lower staffing needs of the Company’s operations, assets per full time equivalent employee equaled $9.9 million for Northfield Bancorp versus $7.6 million for the Peer Group
          The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) diminished to 53.6% and thus, the Company’s efficiency ratio remains at an advantage relative to the Peer Group’s efficiency ratio of 63.9% based on updated financial data.
          Loan loss provisions for the Company were modestly above the Peer Group average, equal to 0.44% and 0.28% of average assets, respectively. The higher level of loan provisions established by the Company was consistent with its less favorable credit quality measures for non-performing loans and non-performing assets.

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          Net gains and losses realized from the sale of assets and other non-operating items, including write downs and losses on the sale of investment securities, equaled a net gain of 0.08% of average assets for the Company and a net gain equal to 0.01% of average assets for the Peer Group. The net gain recorded by the Company was the result of a gains realized on securities transactions. Accordingly, the non-operating net gain recorded by the Company was not considered to be part of its core earnings. Extraordinary items were not a factor in either the Company’s or the Peer Group’s earnings.
          The Company’s effective tax rate for the last 12 months equal to 35.1% is modestly above the Peer Group average of 26.5%. The Company expects that its effective tax rate will continue to approximate the recent historical level over the near term and thus remain at a comparative disadvantage relative to the Peer Group.
     3. Stock Market Conditions
          Since the date of the Original Appraisal, the broader stock market has trended lower. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece’s financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe’s credit crisis and an unexpected increase in U.S. jobless claims. China’s promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain’s credit rekindled investors’ fears about Europe’s economy. Overall, it was the worst May for the DJIA since 1940. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery.
          The rally was short lived as the Dow Jones Industrial Average (“DJIA”) closed out the second quarter at a new low for the year, reflecting a decline of 10% for the second quarter. Worries about the economic recovery faltering amid a number of weaker-than-expected economic reports for May fueled the downturn in the broader stock market. A disappointing employment report for June extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. On July 16, 2010, the DJIA closed at 10097.90, or 4.9% lower since the date of the Original Appraisal and the NASDAQ closed at 2179.05 or 7.2% lower since the date of the Original Appraisal.
          Thrift stocks have also trended lower since the date of the Original Appraisal being impacted by many of the same forces adversely impacting the broader stock market. Thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then retreated heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then

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declined along with the broader stock market at the close of May. Some positive economic reports provided a boost to thrift stocks at the start of June, which was followed by a sharp decline in the sector on the disappointing employment report for May. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June. Weaker-than-expected housing data for May and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June. On July 16, 2010, the SNL Index for all publicly-traded thrifts closed at 569.14 a decrease of 8.5% since May 14, 2010.
          The updated pricing measures for the Peer Group and all publicly-traded thrifts were broadly consistent with the reduction in the SNL Index. Specifically, the average P/B and P/TB ratios of the Peer Group decreased in a range of 9% to 10% while the earnings measures reflected limited change. The current operating environment has contributed to earnings volatility rendering the periodic changes in the Peer Group’s earnings based pricing measures less meaningful.
          Since the date of the Original Appraisal, the equity based pricing ratios for all publicly-traded thrifts decreased in a range of 11% to 12% as the earnings measures were mixed ranging from a decline of 0.4% for the reported P/E multiple to an increase of 1.7%for the P/Core Earnings multiple. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and the SNL Thrift Index is shown in Table 4, based on market prices as of May 14, 2010, and July 16, 2010.
Table 4
Northfield Bancorp, Inc. Peer Group and All Publicly Traded Thrifts
Average Pricing Characteristics

	At May 14,		At July 16,		Percent
	2010		2010		Change
Peer Group

Price/Earnings (x)	21.86	x	21.96	x	0.5%
Price/Core Earnings (x)	24.40		25.42		4.2
Price/Book (%)	109.94%		99.38%		(9.2)
Price/Tangible Book (%)	129.19		116.66		(9.7)
Price/Assets (%)	15.18		13.74		(9.5)

All Publicly-Traded Thrifts

Price/Earnings (x)	18.77	x	18.69	x	(0.4)%
Price/Core Earnings (x)	17.47		17.77		1.7
Price/Book (%)	80.21%		71.00%		(11.5)
Price/Tangible Book (%)	89.19		79.00		(11.4)
Price/Assets (%)	8.88		8.28		(6.8)

Other

SNL Thrift Index	621.80		569.14		(8.5)%
          As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan

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purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
          As shown in Table 5, two standard conversion offerings and six second-step conversion offering have been completed during the past three months. The average closing pro forma price/tangible book ratio of the standard conversion offerings equaled 54.3%.
          The recently completed second-step conversion offerings are considered to be more relevant for our analysis, which were completed in late-June and the first half of July. In general, second-step conversions tend to be priced (and trade in the aftermarket) at higher P/B ratios than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. As shown in Table 5, with the exception of Oritani Financial Corp., all of the second-step conversion offerings were completed between the minimum and midpoint of their offering ranges. Oritani Financial Corp.’s offering was completed at slightly above the midpoint of its offering range. The average closing pro forma price/tangible book ratio of the recent second-step conversion offerings equaled 79.1%. On average, the second-step conversion offerings reflected a 2.1% decrease in price from their IPO prices after the first week of trading. As of July 16, 2010, the recent second-step conversion offerings reflected an average decrease of 1.9% in price from their IPO prices.
          As set forth in the Original Appraisal, RP Financial’s analysis of stock market conditions also considered recent trading activity in Northfield’s stock. Since the date of the Original Appraisal, the trading price of the Company’s stock trended down from a high of $14.74 per share as of May 17, 2010, to a low price of $12.44 per share as of the July 16, 2010, date of this update. Overall, the Company’s per share stock price has declined by 15.5% since the date of the Original Appraisal. The Company’s closing stock price of $12.44 indicates an implied market valuation of $541.6 million, which is slightly above the minimum of the current offering range.
Summary of Adjustments
          In the Original Appraisal, we made the following adjustments to Northfield’s pro forma value based upon our comparative analysis to the Peer Group:

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Table 5
Pricing Characteristics and After-Market Trends
Conversions Completed in Last Three Months

										Contribution to		Insider Purchases
		Pro-Conversion Date				Offering Information				Char. Found		% Off Incl. Fdn.+Merger Shares					Pro Forma Data							Post. IPO Pricing Trends
Institutional Information		Financial Info.		Asset Quality		Excluding Foundation					% of	Benefit Plans					Pricing Ratios(3)(6)			Pricing Ratios(3)(6)				Closing Price:
	Conversion		Equalty	NPAS/	Pos.	Gross	%	% of	Exp/		Public Off.		Recog.	Sd	Mfg &	Initial		Core		Core		Core	IPO	First	%	After	%	After	%	Thru	%	Mths
	Date	Assets	Assets	Assets	Cov	Proc.	Other	Md.	Proc.		Excl. Fdn	ESOP	Plans	Option	Day	Div	PTB	RE	PA	ROA	TEA	ROE	Price	Trending	Chge	First	Chge	First	Chge	7/16/10	Chge	Since
Institution	Ticket	($Mil.)	(%)	(%)	(%)	($Mil.)%		%	%	Form	(%)	(%)	(%)	(%)	(%)(2)	Yeild	(%)	(%)	(%)	(%)	(%)	(%)	($)	Day ($)	(%)	Week(4) ($)	(%)	Month($)	(%)	($)	(%)	Conv.
Standard Converstions
Peoples Fed Bncshres, Inc. — MD*	7/7/10 PEOP-OTCBB	$488	10.77%	0.32%	199%	$06.1	100%	132%	2.8%		$8.0%	8.0%	4.0%	10.0%	3.3%	0.00%	64.7%	45.5k	13.1%	0.3%	20.2%	1.4%	$10.00	$10.40	4.0%	$1069	6.9%	$10.56	5.6%	$10.56	5.6%	0.3
Falrmount Bancorp. Inc.-MD	6/3/10 FMTB-OTC8B	$67	10.57%	0.40%	152%	$4.4	100%	89%	15.8%	N.A	N.A.	8.0%	4.0%	10.0%	14.6%	0.00%	43.9%	11.4x	6.5%	0.6%	14.8%	0.6%	$10.00	$11.00	10.0%	$12.00	20 0%	$11.00	10.0%	$10.75	73%	1.4

Avarages — Standard Conversions:		$277	10.67%	0.36%	175%	$15.3	100%	111%	9.3%	N.A.	N.A.	5.0%	4.0%	10.0%	9.0%	0.00%	543%	28.5%	9.8%	0.4%	173%	1.0%	$10.00	$10.70	7.0%	$11.35	13.5%	$10.75	7.0%	$10.65	6.5%	0.9
Medlars — Standard Conversions		$277	10.67%	0.36%	175%	$35.3	100%	111%	93%	N.A.	N.A.	8.0%	4.0%	10.0%	9.0%	0.00%	543%	28.5%	8.5%	0.4%	17.5%	1.0%	$10.00	$10.70	7.0%	$11.35	13.5%	$10.7%	7.8%	$10.66	6.6%	0.3

Second Step Conversions
Jecksonvlle Bancorp, Inc. — L*	7/15/10 JXSB-NASAAO	$290	9.12%	1.02%	111%	$10.4	54%	89%	12.0%	N.A.	N.A.	40%	00%	100%	9.6%	3.00%	59.3%	19.07	6.5%	0.3%	11.0%	2.9%	$10.00	$10.65	65%	$10.50	5.0%	$10.50	6.0%	$10.50		0.0
Colonial Fin Services, Inc. — NJ*	7/13/10 CCBK-NASDAQ	$568	8.20%	0.43%	124%	$23.0	55%	85%	8.0%	N.A.	N.A.	4.0%	4.0%	10.0%	1.6%	0-00%	63.4%	14.01	7.1%	0.5%	11.2%	4.5%	$10.00	$10.05	0.5%	$9.84	-1.6%	$9.84	-1.6%	$9.84	-1.6%	0.1
View point Group- TX*	7/7/10 VFFG-NASDAQ	$2.477	8.42%	0.61%	108%	$198.6	57%	95%	4.0%	N.A.	N.A.	4.0%	4.0%	10.0%	0 2%	0.00%	93.2%	28.61	13.2%	05%	14.2%	3.3%	$10.00	$9.50	-5.0%	$9 55	-4.5%	$9.50	-5.0%	$9.50	-5.0%	0.3
Onelda Financial Corp. NY*	7/7/10 ONFC-NASDAO	$596	9.61%	0.90%	1041%	$31.5	55%	100%	8.0%	N.A.	N.A.	40%	4.0%	10.0%	4.2%	6.00%	973%	15.12	9.2%	0.6%	99%	4.5%	$8.00	$7.50	-6.3%	$7.50	-63%	$7.55	-5.6%	$7.55	-5.6%	0.3
Fox Chase Bancorp, Inc., PA	6/29/10 FXCB-NASDAO	$1.156	10.83%	2.91%	38%	$67.1	60%	85%	5.0%	N.A.	N.A.	4.0%	3.1%	7.9%	0.7%	0.00%	72.1%	NM	11.8%	-0.1%	16.4%	-0.6%	$10.00	$9.59	-4.1%	$9.60	-4.0%	$9.77	-2.3%	$9.77	-2.3%	0.6
Oriland Financial Corp., NJ*	6/24/10 OFIT-NASDAO	$2,054	12.38%	2.03%	60%	$413.6	74%	106%	2.8%	N.A.	N.A.	40%	4.0%	10.0%	0.5%	3.00%	89.4%	38.03	23.0%	0.0%	25.7%	24%	$10.00	$10.31	3.1%	$9.86	-1.4%	$9.81	-1.9%	$9.81	-1.9%	0.7

Averages — Second Step Conversions:		$1,190	9.78%	1.32%	247%	$127.4	59%	94%	6.6%	N.A	N.A.	4.0%	3.2%	9.6%	2.8%	2.00%	79.1%	23.0x	11.9%	0.4%	14.7%	2.8%	$9.67	$9.60	-0.9%	$9.48	-2.1%	$9.50	-1.9%	$9.50	-1.9%	0.3
Medlans — Second Step Conversions:		$876	9.37%	0.96%	109%	$59.3	56%	94%	6.5%	N.A	N.A.	4.0%	4.0%	10.0%	1.1%	1.50%	80.7%	19.1x	10.5%	0.5%	12.7%	3.1%	$10.00	$9.82	-1.8%	$9.72	-2.8%	$9.79	-2.1%	$9.79	-2.1%	0.3

Note:-	Appraisal performed by RP Financial BOLD-RP Fin. Dd the business plan, “NT” Not Traded; “NA” Not Applicable, Not Available; C/S-Cast/Stock.

(1)	Non-OTS regulated thrift.

(2)	As a percent of MHC offering for M-C transaction.

(3)	Does not take into account the adoption of SOP 93-6.

(4)	Latest price if offering is less than one week old.

(5)	Latest price if offering is more than one week but less than one month old.

(9)	Formar credit union.
July 16, 2010

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July 16, 2010

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	Moderate Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment
     In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment to the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Additionally, most other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform. The most significant new information which we evaluated pertains to the reduction in the equity based pricing ratios in the range of 9% to 10% since the date of the Original Appraisal, which was relatively consistent with the reduction in the SNL Index and the average equity based pricing ratios of all publicly traded thrifts. Additionally, the trading price of the Company’s public shares has declined by 15.5% since the date of the Original Appraisal. Most importantly, the second step conversions that have closed since the Original Appraisal have generally traded below their IPO prices. Taking into account the downward trend in the Peer Group pricing, the reduction in the Company’s share price, and the weak aftermarket trading of the recent offerings, we have increased the adjustment for “marketing of the issue” to a moderate downward adjustment. Based on these factors, a reduction in value relative to the value reflected in the Original Appraisal is appropriate.
Valuation Approaches
     In applying the pro forma market value approach to valuation promulgated by the Federal and state regulatory agencies, we considered the three key pricing ratios in valuing Northfield’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Northfield’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.
     Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and considering both the reduction in the Peer Group’s pricing ratios and the trading price of the Company’s minority shares, RP Financial concluded that an 11.4% reduction in value was appropriate in this Update. Accordingly, as of July 16, 2010, the aggregate pro forma market value of Northfield’s conversion stock was $547,754,870 at the midpoint, equal to 54,775,487 shares at $10.00 per share. The $10.00 per share price

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July 16, 2010

was determined by the Northfield Board. The midpoint and resulting valuation range is based on the sale of a 56.6% ownership interest to the public which provides for a $310,000,000 public offering at the midpoint value. The pro forma financial ratios are set forth in Table 6.
     In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.
     P/E Approach. The application of the P/E valuation method requires calculating Northfield’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing twelve months through June 30, 2010, as well as the core earnings base excluding non-recurring earnings. In deriving Northfield’s estimated core earnings for purposes of the valuation, adjustments made to reported net income included elimination the gain on sale of securities and OTTI losses on investment securities. As shown below, on a tax-effected basis, assuming an effective marginal tax rate of 40.0%, the Company’s core earnings were calculated at $13.8 million for the twelve months ended June 30, 2010.

12 Mos. Ended 06/30/2010
($000)
Net income	$14,784
Less: net non-operating income	(1,720)
Tax Effect @ 40.0% rate	688

Core earnings estimate	$13,752

     Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $547.8 million midpoint value equaled 36.42 times and 39.10 times, respectively, indicating premium of 65.8% and 53.8% relative to the Peer Group’s average reported and core earnings multiples of 21.96 times and 25.42 times, respectively (versus premiums of 118.1% and 110.0% relative to the Peer Group’s average reported and core P/E multiples as indicated in the Original Appraisal — see Table 6).
     P/B Approach. The application of the P/B valuation method requires calculating Northfield’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Company and the Peer Group. Based on the $547.8 million midpoint valuation, Northfield’s updated pro forma P/B and P/TB ratios equaled 81.23% and 83.19%, respectively. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 99.38% and 116.66%, the Company’s ratios reflected discounts of 18.3% and 28.7%, respectively, as compared to discounts of 20.1% and 30.4% in the Original Appraisal.
     P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the

Boards of Directors
July 16, 2010

Table 6
Public Market Pricing
Northfield Bancorp and the Peer Group
As of July 16, 2010

	Market		Per Share Data(2)
	Capitalization		Core	Book								Dividends (4)			Financial Characteristics(6)									2nd Step
	Price/	Market	12 Month	Value/	Pricing Ratios(3)							Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core		Exchange	Offering
	Share(1)	Value	EPS	Share	P/E		P/B	P/A	P/TB	P/Core		Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Ratio	Amount
	($)	($Mil.)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)	($Mil.)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		($Mil.)
Northfield Bancorp, Inc.
Superrange	$10.00	$724.41	$0.19	$10.54	47.88	x	94.88%	28.17%	96.99%	51.38	x	$0.12	1.20%	61.76%	$2,572	29.68%	29 24%	2.13%	0.59%	1.98%	0.55%	1.85%	1.6637	$409.98
Maximum	$10.00	$629.92	$0.22	$11.36	41.76	x	88.03%	24.95%	90.01%	44.83	x	$0.14	1.38%	61.98%	$2,524	28.36%	27.89%	2.17%	0.60%	2.11%	0.56%	1.96%	1.4467	$356.50
Mdpoint	$10.00	$547.75	$0.26	$12.31	36.42	x	81.23%	22.06%	83.19%	39.10	x	$0.16	1.59%	62.16%	$2,483	27.16%	26.88%	2.20%	0.61%	2.23%	0.56%	2.08%	1.2580	$310.00
Minimum	$10.00	$465.59	$0.30	$13.60	31.04	x	73.53%	19.07%	75.47%	33.34	x	$0.19	1.87%	62.35%	$2,441	25.93%	25.43%	2.24%	0.61%	2.37%	0.57%	2.21%	1.0693	$263.50

All Non-MHC Public Companies (7)
Averages	$9.96	$325.09	$(0.11)	$13.90	18.69	x	71.00%	8.28%	79.00%	17.77	x	$0.24	2.02%	34.19%	$2,908	10.73%	9.95%	3.25%	-0.15%	-0.18%	-0.18%	-0 43%
Medians	$9.80	$56.51	$0.27	$13.49	16.58	x	68.95%	6.77%	77.07%	15.20	x	$0.20	1.75%	0.00%	$946	9.65%	8.85%	2.36%	0.18%	2.18%	0.19%	2.44%

All Non-MHC Public Companies + State of NJ (7)
Averages	$10.60	$1,180.03	$0.41	$12.18	20.75	x	89.68%	11.47%	100.21%	19.68	x	$0.28	2.40%	47.49%	$10,726	11.20%	10.20%	1.31%	0.30%	3.35%	0.37%	4.03%
Medians	$10.80	$222.48	$0.66	$11.18	18.82	x	80.83%	10.12%	93.22%	16.45	x	$0.24	2.22%	33.33%	$2,199	12.05%	10.11%	1.31%	0.62%	4.58%	0.60%	6.68%

Comparable Group Averages
Averages	$11.53	$379.40	$0.53	$11.70	21.96x		99.38%	13.74%	116.66%	25.42	x	$0.30	2.69%	49.02%	$2,864	14.00%	12.34%	1.04%	0.60%	4.69%	0.59%	4.67%
Medians	$11.92	$282.15	$0.43	$12.43	19.96		98.76%	13.47%	120.36%	24.15	x	$0.28	2.60%	48.78%	$2,327	14.61%	10.54%	0.86%	0.58%	4.15%	0.58%	3.54%

Comparable Group
BPKL Brookline Bancorp, Inc. of MA	$9.16	$540.79	$0.38	$8.30	23.49		110.36%	20.49%	121.81%	24.11	x	$0.34	3.71%	NM	$2,639	18.64%	17.19%	0.67%	0.87%	4.71%	0.85%	4.59%
DNBK Danvers Bancorp, Inc. of MA	$14.75	$319.66	$0.38	$13.39	38.82		110.16%	13.02%	125.00%	38.82	x	$0.08	0.54%	21.05%	$2,455	11.82%	10.57%	0.68%	0.40%	3.27%	0.40%	3.27%
ESBF ESB Financial Corp. of PA	$13.14	$158.26	$1.05	$13.99	13.41		93.92%	8.10%	125.98%	12.51	x	$0.40	3.04%	40.82%	$1,955	8.60%	6.55%	0.29%	0.60%	7.35%	0.64%	7.88%
ESSA ESSA Bancorp, Inc. of PA	$12.01	$165.32	$0.38	$13.01	29.29		92.31%	15.62%	92.31%	31.61	x	$0.20	1.67%	48.78%	$1.059	16.92%	16.92%	NA	0.54%	3.06%	0.50%	2.84%
FFIC Flushing Fin. Corp. of NY	$12.58	$391.89	$0.90	$11.84	16.55		106.25%	9.37%	111.62%	13.98	x	$0.52	4.13%	68.42%	$4,183	8.82%	8.43%	2.36%	0.57%	6.70%	0.68%	7.93%
NAL New Aliance Bancshares of CT	$11.17	$1,183.63	$0.47	$13.61	23.27		82.07%	13.92%	134.25%	23.77	x	$0.28	2.51%	58.33%	$8,501	16.97%	11.10%	NA	0.60%	3.58%	0.59%	3.50%
OCFC OceanFirst Fin. Corp of NJ	$11.82	$222.48	$0.66	$9.94	16.65		118.91%	10.12%	118.91%	17.91	x	$0.48	4.06%	67.61%	$2,199	8.51%	8.51%	NA	0.67%	7.79%	0.63%	7.24%
PBNY Provident NY Bncrp, Inc. of NY	$8.95	$347.81	$0.37	$10.87	14.21		82.34%	11.85%	135.40%	24.19	x	$0.24	2.68%	38.10%	$2,936	14.39%	9.27%	1.04%	0.84%	5.80%	0.49%	3.40%
UBNK United Financial Bncrp of MA	$13.42	$219.54	$0.48	$13.71	NM		97.88%	14.51%	101.67%	27.96	x	$0.28	2.09%	NM	$1,513	14.83%	14.35%	1.22%	0.40%	2.46%	0.58%	3.58%
WFD Westfield Fin. Inc. of MA	$8.27	$244.64	$0.21	$8.30	NM		99.64%	20.39%	99.64%	39.38	x	$0.20	2.42%	NM	$1,200	20.46%	20.46%	NA	0.47%	2.21%	0.52%	2.44%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate. BV per share omits the minority interest for Oneida Financial.

(3)	P/E = Price to earnings; PB = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances. Capital ratios ane ROE measures include minority interest for Oneida Financial.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
July 16, 2010

midpoint of the valuation range, Northfield’s value equaled 22.06% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.74%, which implies a premium of 60.6%.
Valuation Conclusion
     Based on the foregoing, it is our opinion that, as of July 16, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering — including (1) newly-issued shares representing the MHC’s current ownership interest in the Company, and (2) exchange shares issued to existing public shareholders of the Company — was $547,754,870 at the midpoint, equal to 54,775,487 shares at $10.00 per share. Based on the pro forma valuation and the percent ownership interest represented by the MHC Shares, the number of shares of common stock offered for sale will range from a minimum of 26,350,000 shares to a maximum of 35,650,000 shares, with a midpoint offering of 3,100,000 shares. Based on an offering price of $10.00 per share, the amount of the offering will range from a minimum of $263,500,000 to a maximum of $356,500,000 with a midpoint of $310,000,000. If market conditions warrant, the number of shares offered can be increased to an adjusted maximum of 40,997,500 shares (the “supermaximum”) equal to an offering of $409,975,000 at the offering price of $10.00 per share. The resulting range of value and pro forma shares, all based on $10.00 per share is set forth on the following page. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.
Establishment of the Exchange Ratio
     OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company, before taking into account the impact of the share contribution to the Foundation. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.2580 shares of the Company for every one public share of stock held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.0693 at the minimum, 1.4467 at the maximum and 1.6637 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Boards of Directors
July 16, 2010

			Exchange Shares
		Offering	Issued to Public	Exchange
	Total Shares	Shares	Shareholders	Ratio
Shares
Maximum, as Adjusted	72,440,582	40,997,500	31,443,082	1.6637
Maximum	62,991,810	35,650,000	27,341,810	1.4467
Midpoint	54,775,487	31,000,000	23,775,487	1.2580
Minimum	46,559,164	26,350,000	20,209,164	1.0693

Distribution of Shares
Maximum, as Adjusted	100.00%	56.59%	43.41%
Maximum	100.00%	56.59%	43.41%
Midpoint	100.00%	56.59%	43.41%
Minimum	100.00%	56.59%	43.41%

Aggregate Market Value at $10 per share
Maximum, as Adjusted	$724,405,820	$409,975,000	$314,430,820
Maximum	$629,918,100	$356,500,000	$273,418,100
Midpoint	$547,754,870	$310,000,000	$237,754,870
Minimum	$465,591,640	$263,500,000	$202,091,640

Respectfully submitted, RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

[remainder of tables omitted]